UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

First Seacoast Bancorp
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

33631P 102
(CUSIP Number)

James R. Brannen
President and Chief Executive Officer
First Seacoast Bancorp, Inc.
633 Central Avenue
Dover, New Hampshire 03820
(603) 742-4680
(Name, Address, Telephone number of Person Authorized to Receive Notices and Communications)

January 19, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)
Page 1 of 5 Pages

CUSIP NO. 33631P 102	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS First Seacoast Bancorp, MHC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER -0-
8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER -0-
9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER -0-
10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0.00-%
14.	TYPE OF REPORTING PERSON HC

CUSIP NO. 33631P 102	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The title of the class of equity securities as to which this Schedule 13D (the “Schedule”) relates is common stock, $0.01 par value per share (the “Common Stock”).

The name of the issuer is First Seacoast Bancorp (the “Issuer”).  The address of the principal executive office of the Issuer is 633 Central Avenue, Dover, New Hampshire 03820.

Item 2. Identity and Background.

This Schedule is filed on behalf of First Seacoast Bancorp, MHC (the “Reporting Person”).  The Reporting Person’s principal business was formerly the ownership of a majority of the Issuer’s outstanding shares of the Issuer’s Common Stock.  The business address of the Reporting Person is 633 Central Avenue, Dover, New Hampshire 03820.

Pursuant to General Instruction C of Schedule 13D, the following information is provided for each former executive officer and director of the Reporting Person (the “Insiders”):

Name	Position(s) with Reporting Person	Occupation
James R. Brannen	President, Chief Executive Officer and Director	Banker
Richard M. Donovan	Chief Financial Officer and Treasurer	Banker
Michael J. Bolduc	Secretary and Director	Attorney-at-law
Mark P. Boulanger	Director	Certified public accountant
James Jalbert	Director	Owner of passenger coach company
Thomas J. Jean	Director	Healthcare administrator
Erica Johnson	Director	Software company executive
Dana C. Lynch	Director	Civil engineer
Janet Sylvester	Director	Real estate broker
Paula J. Williamson-Reid	Director	Executive search firm owner

(d)	During the past five years, neither the Reporting Person nor any of the former Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, neither the Reporting Person nor any of the former Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	All former Insiders are U.S. citizens.

CUSIP NO. 33631P 102	13D	Page 4 of 5 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Effective January 19, 2023, First Seacoast Bancorp, MHC converted from the mutual to stock form.  As a result, the Issuer and the Reporting Person ceased to exist.

Item 5. Interest in Securities of the Issuer.

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

None.

[Signature page immediately follows]

CUSIP NO. 33631P 102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

FIRST SEACOAST BANCORP, MHC

Date: January 20, 2023	By:	/s/ James R. Brannen
James R. Brannen
President and Chief Executive Officer